FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT No. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 5 DATED JULY 10, 2018
TO THE PROSPECTUS DATED JULY 3, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated April 27, 2018, Supplement No. 2 dated May 16, 2018, Supplement No. 3 dated June 22, 2018, and Supplement No. 4 dated June 29, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into an agreement to purchase an apartment community located in Matthews, North Carolina.

Probable Real Estate Investment

On July 9, 2018, we entered into an agreement to purchase an apartment community located in Matthews, North Carolina (the “Property”) from an unaffiliated seller. The Property is an apartment community with 212 units and amenities, including a swimming pool, clubhouse, a fitness center, playgrounds, and a dog park. The contract purchase price for the Property is $33.8 million, excluding closing costs.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $1 million. We will be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. We intend to fund the purchase of the Property with proceeds from this offering and debt proceeds. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1 million of earnest money.

The Property encompasses 199,744 rentable square feet. The Property was constructed in 1998 and is currently 97% leased. The average occupancy rate of the Property for the past five years was as follows:

Year	Occupancy Rate
2017	94.4%
2016	95.3%
2015	94.7%
2014	(a)
2013	(a)

(a)    The seller was unable to provide average occupancy rates for 2014 and 2013

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the past five years was as follows:

Year	Effective Monthly Rent
2017	$1,032
2016	$1,010
2015	$952
2014	(b)
2013	(b)

(b)    The seller was unable to provide average effective rental rate per unit for 2014 and 2013

We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Property.